UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM ll-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission file number 1-5794

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Masco Corporation Hourly 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Masco Corporation
17450 College Parkway
Livonia, Michigan 48152

MASCO CORPORATION HOURLY 401(k) PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Masco Corporation Hourly 401(k) Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Masco Corporation Hourly 401(k) Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information
The Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Grant Thornton LLP

We have served as the Plan’s auditor since 2013.

Chicago, Illinois
June 14, 2019

MASCO CORPORATION HOURLY 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2018 and 2017

	2018	2017
ASSETS

Investments, at fair value	$251,815,020	$270,044,633

Receivables:
Notes receivable from participants	23,837,407	20,966,793
Participant contributions	—	246,041
Employer contributions	3,475,041	4,795,460
Total receivables	27,312,448	26,008,294

Net assets available for benefits	$279,127,468	$296,052,927

The accompanying notes are an integral part of the financial statements.

MASCO CORPORATION HOURLY 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2018

ADDITIONS

Investment income (loss):
Net depreciation in fair value of investments	$(23,166,106)
Interest and dividend income	7,799,764
Total investment loss	(15,366,342)

Contributions:
Participant	13,524,669
Participant rollover	797,972
Employer	11,881,918
Total contributions	26,204,559

Interest income on notes receivable from participants	833,580
Total additions	11,671,797

DEDUCTIONS

Benefit payments	(25,568,673)
Other, net	(214,164)
Total deductions	(25,782,837)

Net decrease in net assets available for benefits	(14,111,040)

Net transfers out of the Plan	(2,814,419)

Net assets available for benefits:

Beginning of year	296,052,927

End of year	$279,127,468

The accompanying notes are an integral part of the financial statements.

MASCO CORPORATION HOURLY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

A.	DESCRIPTION OF PLAN

The following description of the Masco Corporation ("Company") Hourly 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

1.General. The Plan is a defined contribution plan covering hourly employees at certain divisions and subsidiaries of the Company. Eligible employees may participate in the Plan upon their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

2.Contributions. Participants may contribute (on either a pre-tax or Roth after-tax basis) up to 75 percent of their pretax annual compensation, as defined in the Plan. All employees who are eligible to participate under this Plan and who have attained the age of 50 before the end of the plan year shall be eligible to make catch-up contributions. Participants may also make rollover contributions representing distributions from individual retirement accounts, simplified employee pension plans, 403(b) and 457 plans or other employers' tax qualified plans. The Company makes matching and/or profit sharing employer contributions in accordance with the provisions of the Plan. These employer contributions, if applicable, vary by division or subsidiary and are invested pursuant to the participant's investment election. At December 31, 2018 and 2017, employer profit sharing contributions receivable totaled $3,422,675 and $4,577,989, respectively. Contributions are subject to certain Internal Revenue Service ("IRS") limitations. Participants may direct contributions in one percent increments in any of the various investment options. Participants may change their investment options daily.

3.Participant Accounts. Each active participant's account is credited with the participant's contributions and allocations of (a) employer contributions (if applicable), and (b) investment earnings (losses), as defined in the Plan. Plan administrative expenses are paid by the Company and not charged to participants' accounts. Certain expenses may be incurred by individual participants for special services relating to their accounts. These costs are charged directly to the individual participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

4.Vesting and Forfeited Employer Contributions. Participants are immediately vested in their contributions plus actual earnings thereon. Participants are also immediately vested in the Company matching contribution plus earnings thereon. Vesting in Company profit sharing contributions occurs after three years of service commencing at date of hire. At December 31, 2018 and 2017, forfeited nonvested employer contributions totaled $374,428 and $277,309, respectively. During 2018, employer contributions were reduced by $91,377 from forfeited nonvested accounts.

5.Voting Rights. Each participant who has an interest in the Masco Corporation Company Stock Fund is entitled to exercise voting rights attributable to the shares allocated to his or her Stock Fund account and is notified by the Trustee, Fidelity Management Trust Company ("Fidelity"), as defined by the Plan, prior to the time that such rights are to be exercised. If the Trustee does not receive timely instructions, the Trustee itself or by proxy shall vote all such shares in the same ratio as the shares with respect to which instructions were received from participants.

6.Notes Receivable from Participants. Generally, participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance at the time of the loan. Loan terms generally range from 1-5 years, or up to 15 years in limited circumstances. The loans are collateralized by the balance in the participant's account and generally bear interest at a rate equal to the Prime Rate on the last business day of the month prior to the date of the loan application. Principal and interest are paid ratably through payroll deductions.

7.Payment of Benefits. Generally, after separation from service due to termination, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in a single lump-sum amount, in annual installments over a period not to exceed five years, or in partial distributions (up to 6 per year). In-service and hardship withdrawals are distributed in a single payment.

MASCO CORPORATION HOURLY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies in accordance with accounting principles generally accepted in the United States of America ("GAAP") followed in the preparation of these financial statements.

Basis of Accounting. The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates and assumptions.

Risks and Uncertainties. The Plan provides for various investment options in collective trust funds, mutual funds, a stock fund and other investment securities. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain collective trust funds, mutual funds, stock funds and other investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition. Investments are stated at fair value. See Note C for a summary of the valuation method by type of fund.

Investment transactions are reflected on a trade-date basis. Interest income is recognized on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Income from other securities is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

Notes Receivable from Participants. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. Delinquent notes receivable from participants are recorded as benefit payments based upon the terms of the Plan.

Payment of Benefits. Benefits are recorded when paid.

Reclassifications. Certain prior year amounts have been reclassified to conform to the 2018 presentation in the statement of net assets available for benefits.

Recently Issued Accounting Pronouncements. In February 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2017-06 ("ASU 2017-06"), "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting," which changes the presentation and disclosures for plans that participate in a master trust. ASU 2017-06 is effective for annual periods beginning after December 15, 2018 and requires retrospective application. We do not expect the adoption of this new standard to impact the Plan's financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 ("ASU 2016-13"), "Financial Instruments – Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments," which modifies the methodology for recognizing loss impairments on certain types of financial instruments, including notes receivable from participants. The new methodology requires an entity to estimate the credit losses expected over the life of an exposure. ASU 2016-13 is effective for annual periods beginning after December 15, 2020 using a modified-retrospective approach. We are currently assessing the impact the adoption of this standard will have on the Plan's financial statements.

MASCO CORPORATION HOURLY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

C.	FAIR VALUE MEASUREMENTS

Accounting Policy. The Plan follows fair value guidance (ASC 820) that defines fair value, establishes a framework for measuring fair value and requires certain disclosures about fair value measurements. The guidance defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." Further, it defines a fair value hierarchy, as follows: Level 1 inputs as quoted prices in active markets for identical assets or liabilities; Level 2 inputs as observable inputs other than Level 1 prices, such as quoted market prices for similar assets or liabilities or other inputs that are observable or can be corroborated by market data; and Level 3 inputs as unobservable inputs that are supported by little or no market activity and that are financial instruments whose value is determined using pricing models or instruments for which the determination of fair value requires significant management judgment or estimation.

A description of the valuation methodologies used for assets measured at fair value is as follows:

Collective trust funds: Valued based on Net Asset Value ("NAV") of units held in the collective trust, which is used as a practical expedient to estimate fair value as of December 31, 2018 and 2017. The value is determined by reference to the respective fund’s underlying assets, with the exception of the Plan’s stable value collective trust investment where the collective trust’s contract value NAV represents fair value since this is the amount at which the Plan transacts with the collective trust.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission ("SEC"). These funds are required to publish their daily NAV and transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Stock fund: Valued at the closing price as reported on the active market on which the security is traded.

Self-directed brokerage account: Participant-directed investments that primarily include common stocks, mutual funds, and cash. Common stocks are valued at the closing price as reported on the active market on which the individual securities are traded. Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily NAV and transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2018 and 2017.

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Measured at NAV	Total
Collective trust funds	$—	$—	$—	$139,625,198	$139,625,198
Mutual funds	109,714,409	—	—	—	109,714,409
Stock fund	1,661,555	—	—	—	1,661,555
Self-directed brokerage account	813,858	—	—	—	813,858
Total assets at fair value	$112,189,822	$—	$—	$139,625,198	$251,815,020

MASCO CORPORATION HOURLY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

C.	FAIR VALUE MEASUREMENTS (Concluded)

	Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Measured at NAV	Total
Collective trust funds	$—	$—	$—	$146,600,878	$146,600,878
Mutual funds	120,025,236	—	—	—	120,025,236
Stock fund	2,660,440	—	—	—	2,660,440
Self-directed brokerage account	758,079	—	—	—	758,079
Total assets at fair value	$123,443,755	$—	$—	$146,600,878	$270,044,633
The following table summarizes investments measured at fair value using the NAV per share practical expedient as of December 31, 2018 and 2017. Were the Plan to initiate a full redemption of the collective trust funds, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure the securities liquidations will be carried out in an orderly business manner.

	Fair Value at December 31,
	2018	2017	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Collective trust funds:
FIAM Small Capitalization Core Commingled Pool Class D	$3,009,292	$3,041,483	None	Daily	30 days
Fidelity® Diversified International Commingled Pool	5,893,529	6,286,858	None	Daily	30 days
Fidelity® Low-Priced Stock Commingled Pool	5,234,372	6,965,968	None	Daily	30 days
FIAM Blend Target Date 2005 Commingled Pool Class X	128,216	145,512	None	Daily	30 days
FIAM Blend Target Date 2010 Commingled Pool Class X	1,047,467	1,124,099	None	Daily	30 days
FIAM Blend Target Date 2015 Commingled Pool Class X	2,870,026	3,636,255	None	Daily	30 days
FIAM Blend Target Date 2020 Commingled Pool Class X	12,019,358	14,005,301	None	Daily	30 days
FIAM Blend Target Date 2025 Commingled Pool Class X	17,581,329	18,315,767	None	Daily	30 days
FIAM Blend Target Date 2030 Commingled Pool Class X	21,668,665	22,358,525	None	Daily	30 days
FIAM Blend Target Date 2035 Commingled Pool Class X	17,760,405	18,588,051	None	Daily	30 days
FIAM Blend Target Date 2040 Commingled Pool Class X	12,981,752	14,312,787	None	Daily	30 days
FIAM Blend Target Date 2045 Commingled Pool Class X	11,291,894	11,887,271	None	Daily	30 days
FIAM Blend Target Date 2050 Commingled Pool Class X	7,325,201	7,406,075	None	Daily	30 days
FIAM Blend Target Date 2055 Commingled Pool Class X	4,911,722	4,646,897	None	Daily	30 days
FIAM Blend Target Date 2060 Commingled Pool Class X	3,174,500	2,181,773	None	Daily	30 days
FIAM Blend Target Date Income Commingled Pool Class X	384,381	452,004	None	Daily	30 days
FIAM Core Plus Commingled Pool Class K	11,468,239	11,246,252	None	Daily	30 days
Managed Income Portfolio Class II	874,850	—	None	Daily	12 months
Total investments measured at NAV	$139,625,198	$146,600,878

MASCO CORPORATION HOURLY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

D.	INCOME TAX STATUS

The IRS determined and informed the Company by letter dated March 31, 2014 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("Code"). The Plan has since been amended; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress.

E.	PLAN TERMINATION

Although the Company has not expressed an intent to do so, the Company has the right at any time to discontinue its contributions and to terminate the Plan, subject to the provisions of ERISA. At the date of any such termination, all participants would become fully vested in their accounts and the Administrative Committee of the Plan shall direct the Trustee to distribute to the participants all assets of the Plan, net of any termination expenses.

F.	RELATED PARTY TRANSACTIONS

Certain Plan investments are in shares of collective trust funds and mutual funds managed by Fidelity. Fidelity is also the Trustee as defined by the Plan and, therefore, these purchases and sales qualify as party-in-interest transactions. There were no fees paid by the Plan for investment management services for the year ended December 31, 2018. Notes receivable from participants are also considered party-in-interest transactions.

The Plan invests in a Masco Corporation Common Stock Fund. As of December 31, 2018 and 2017, the value of the Masco Corporation Common Stock Fund, which exclusively included Masco Corporation Common Stock, was $1,661,555 and $2,660,440, respectively. For the year ended December 31, 2018, the Masco Corporation Common Stock Fund depreciated in value by $863,962 and earned interest and dividend income of $25,726.

G.	RECONCILIATION OF PLAN'S FINANCIAL STATEMENTS TO FORM 5500

Participant loans are shown net of deemed distributions on Form 5500. The following is a reconciliation of net assets per the financial statements to Form 5500:

	As of December 31,
	2018	2017
Net assets available for benefits per the financial statements	$279,127,468	$296,052,927
Less: Deemed distributions	110,921	179,568
Net assets per Form 5500	$279,016,547	$295,873,359

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to net loss per Form 5500 for the year ended December 31:

2018
Net decrease in net assets available for benefits per the financial statements	$(14,111,040)
Less: Change in deemed distributions	(68,647)
Net loss per Form 5500	$(14,042,393)

MASCO CORPORATION HOURLY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Concluded

H.	SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through June 14, 2019, the date the financial statements were issued.

Effective January 1, 2019, Kichler Lighting LLC was added as a currently participating employer and the L.D. Kichler Company 401(k) Plan and Trust merged into the Plan. L.D. Kichler Company 401(k) Plan and Trust net assets transferred to the Plan amounted to $1,583,915.

MASCO CORPORATION HOURLY 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

(a)	(b) Identity of Issue, Borrower or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value and Number of Shares Outstanding	(d) Cost*	(e) Current Value

	Artisan Mid Cap Fund -	Mutual fund
	Institutional Class	165,573		$5,328,148
	JP Morgan Mid Cap Value Fund - Class L	Mutual fund
		186,489		6,150,393
	Vanguard Wellington Fund™ -	Mutual fund
	Admiral™ Shares	334,062		21,413,366
	Dodge & Cox Stock Fund	Mutual fund
		37,812		6,534,257
	Harbor Capital Appreciation Fund -	Mutual fund
	Retirement Class	284,297		17,603,688
**	Fidelity® Extended Market Index Fund	Mutual fund
		9,376		498,047
**	Fidelity® Institutional Money Market	Mutual fund
	Government Portfolio - Institutional Class	24,589,355		24,589,355
**	Fidelity® Independence Fund - Class K	Mutual fund
		289,066		8,917,701
**	Fidelity® 500 Index Fund	Mutual fund
		147,712		12,865,685
**	Fidelity® Emerging Markets Fund - Class K	Mutual fund
		85,734		2,283,092
**	Fidelity® International Index Fund -	Mutual fund
	Institutional Class	37,312		1,356,308
**	Fidelity® U.S. Bond Index Fund	Mutual fund
		192,763		2,174,369
**	Managed Income Portfolio Class II	Collective trust fund
		874,850		874,850
**	Fidelity® Diversified International	Collective trust fund
	Commingled Pool	532,869		5,893,529
**	Fidelity® Low-Priced Stock	Collective trust fund
	Commingled Pool	409,575		5,234,372
**	FIAM Small Capitalization Core	Collective trust fund
	Commingled Pool Class D	28,025		3,009,292
**	FIAM Blend Target Date Income	Collective trust fund
	Commingled Pool Class X	28,305		384,381
**	FIAM Core Plus	Collective trust fund
	Commingled Pool Class K	582,144		11,468,239

MASCO CORPORATION HOURLY 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR), Concluded

December 31, 2018

(a)	(b) Identity of Issue, Borrower or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value and Number of Shares Outstanding	(d) Cost*	(e) Current Value

**	FIAM Blend Target Date 2005	Collective trust fund
	Commingled Pool Class X	8,842		128,216
**	FIAM Blend Target Date 2010	Collective trust fund
	Commingled Pool Class X	67,145		1,047,467
**	FIAM Blend Target Date 2015	Collective trust fund
	Commingled Pool Class X	182,456		2,870,026
**	FIAM Blend Target Date 2020	Collective trust fund
	Commingled Pool Class X	780,985		12,019,358
**	FIAM Blend Target Date 2025	Collective trust fund
	Commingled Pool Class X	1,102,278		17,581,329
**	FIAM Blend Target Date 2030	Collective trust fund
	Commingled Pool Class X	1,381,049		21,668,665
**	FIAM Blend Target Date 2035	Collective trust fund
	Commingled Pool Class X	1,103,816		17,760,405
**	FIAM Blend Target Date 2040	Collective trust fund
	Commingled Pool Class X	821,110		12,981,752
**	FIAM Blend Target Date 2045	Collective trust fund
	Commingled Pool Class X	710,629		11,291,894
**	FIAM Blend Target Date 2050	Collective trust fund
	Commingled Pool Class X	467,765		7,325,201
**	FIAM Blend Target Date 2055	Collective trust fund
	Commingled Pool Class X	292,364		4,911,722
**	FIAM Blend Target Date 2060	Collective trust fund
	Commingled Pool Class X	281,927		3,174,500
**	Masco Corporation Company Stock Fund	Stock fund
		56,825		1,661,555
	Fidelity BrokerageLink®	Self-directed brokerage account
		813,858		813,858
**	Notes Receivable from Participants	Ranging 1-15 years maturity with
		Rates of Interest, 3.25% - 8.00%		23,837,407
				$275,652,427

* Historical cost information is not required on the Schedule of Assets (Held at End of Year) for participant-directed investments.

** These investments are with a party-in-interest.

MASCO CORPORATION HOURLY 401(k) PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Masco Corporation Hourly 401(k) Plan

By:	Masco Corporation, Plan Administrator of the Masco Corporation Hourly 401(k) Plan

Date:	June 14, 2019	By:	/s/ John G. Sznewajs
John G. Sznewajs
Vice President, Chief Financial Officer
Authorized Signatory

MASCO CORPORATION HOURLY 401(k) PLAN

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Grant Thornton LLP relating to the Plan's financial statements